Exhibit 10.9

LATIGO BIOTHERAPEUTICS, INC.

May 28, 2024

Nima Farzan

Dear Nima:

We are very excited that you are considering joining Latigo Biotherapeutics, Inc. (the “Company”). This letter agreement (the “Agreement”) sets forth standard terms and conditions of our offer of employment. If you accept, we would like your employment start date to be no later than July 15, 2024 (the “Start Date”), and the following provisions set forth the terms of your employment relationship with the Company:

1. Position. You will be employed by the Company as its Chief Executive Officer with your principal place of employment to be your residence located in San Francisco, California. However, the Company may require that you work at places other than your principal place of employment, including the Company’s office located in Thousand Oaks, California, and that you engage in other business-related travel. You shall perform such duties as are customary with your position and as required by the Company’s Board of Directors (“Board”), to whom you will report. You shall, if requested, also serve as a member of the Board during the term of your employment for no additional compensation. The Company reserves the right to reasonably require you to perform your duties at places other than your primary work location from time to time, and to require reasonable business travel. This is a full-time exempt position. While you render services to the Company as an employee, you agree that you will not engage in any other employment, consulting or other business activity (whether full-time or part-time) directly related to the business in which the Company is now involved or becomes involved during the term of your employment, nor will you engage in any other activities that conflict with your obligations to the Company. By signing this Agreement, you confirm to the Company that you have no contractual commitments or other legal obligations that would prohibit you from performing your duties for the Company.

2. Cash Compensation.

(a) Base Salary. The Company will pay you an annual base salary of $575,000 per year, payable less applicable taxes and withholdings, in accordance with the Company’s standard payroll schedule (currently, on a bi-weekly basis). This base salary may be subject to adjustment pursuant to the Company’s employee compensation policies in effect from time to time. This salary will be paid bi-weekly in accordance with the Company’s payroll procedures.

(b) Annual Incentive Bonus. You will be eligible to be considered for a discretionary incentive bonus for each fiscal year with the Company. Any bonus (if earned) will be awarded based on objective or subjective criteria established and determined by the Company’s Board or its Compensation Committee. Your target bonus will be equal to 50% of your annual base salary. The amount of any bonus (if any) will be based upon the level of achievement of the applicable performance objectives, as determined by the Board in its sole discretion, and such other factors that the Board deems applicable in its sole discretion. Any bonus awarded to you for a fiscal year will be paid within 2 1⁄2 months after the close of that fiscal year, but only if you are still employed by the Company at the time of payment. For avoidance of doubt, you must be employed by the Company on the date such bonus is paid to you in order to earn such bonus. The determinations of the Board with respect to your bonus will be final and binding. The annual incentive bonus will be subject to review and adjustments will be made based upon the Company’s normal performance review practices.

3. Stock Options.

(a) The Company will recommend to the Board that, as soon as practicable following the Start Date (and provided you remain an employee on the date of grant), you be granted an option to purchase a number of shares of the Company’s Common Stock equal to 5.5% of the Company’s fully-diluted outstanding capitalization as of the date of grant (the “Option”). The exercise price per share of the Option will be determined by the Board when the Option is granted and will be no less than 100% of the fair market value of a share of the Company’s Common Stock, as determined by the Board. The Option will be granted to you only if you remain an employee of the Company through the grant date. The Option will be subject to the terms and conditions applicable to options granted under the Company’s equity incentive plan then in use (the “Plan”) and the stock option agreement provided to you by the Company. It will be recommended to the Board that the Option have the following vesting schedule: 25% of the shares subject to the Option will be scheduled to vest twelve (12) months after the Start Date and 1/48th of the shares subject to the Option will be scheduled to vest each month afterwards, in each case subject to your continued service with the Company through the applicable vesting date, as described in the stock option agreement provided to you by the Company. No right to any stock is earned or accrued until such time that vesting occurs, nor does the grant confer any right to continue vesting or employment.

4. Standard Benefits and Paid Time Off. You will be eligible to participate in all benefits which the Company makes generally available from time to time to full-time employees in accordance with the terms and conditions of the benefit plans and Company policies, subject to the satisfaction of any eligibility requirements and subject to the terms of the benefit programs. These benefits currently include health and dental insurance. Information on currently available benefit programs will be provided to you shortly after your Start Date. You should note that the Company may modify job titles, compensation and may modify or terminate benefits from time to time as it deems necessary.

5. Expenses. Your reasonable, documented business-related expenses will be reimbursed by the Company in accordance with its expense reimbursement policies and practices in effect from time to time. The Company will reimburse you for up to $3,500 per month of travel-related expenses for costs associated with travel to the Company’s office in Thousand Oaks, California from your residence in San Francisco, California. Such travel-related expenses must be documented and will be reimbursed by the Company in accordance with its expense reimbursement policies and practices in effect from time to time.

6. Proprietary Information Agreement and Company Handbook. As a condition of employment, you must sign and comply with the Company’s At-Will Employment, Confidential Information, Invention Assignment, and Arbitration Agreement (the “Confidentiality Agreement”), which is attached, before you join the Company. As a Company employee, you will also be expected to abide by the Company’s rules and standards. Specifically, you will be required to sign an acknowledgment that you have read and that you understand the Company’s rules of conduct which are included in the Company Handbook, which the Company will soon complete and distribute.

7. Conflicts. While employed by the Company, you must not undertake or engage in any other consulting, employment, occupation, investment or business enterprise for other parties (other than personal investments in a manner consistent with the Company’s policies) directly related to the business in which the Company is now involved or becomes involved during the term of your employment, nor may you engage in any other activities that conflict with your obligations to the Company. Notwithstanding the foregoing, the Company will permit you, during the term of your employment, to serve as a member of the board of directors of Keros Therapeutics, Inc. and to provide consulting services to Xoma Corporation through October 31, 2025. While employed by the Company, you are expected to devote your energies to your position. For this reason, second jobs are strongly discouraged. In the event you wish to take on other consulting work, employment, or other business enterprises, you must provide the Company with a written notice explaining the details of the outside work so that the Company may make a determination, in its sole discretion, as to whether such work or investment activity would conflict with the Company’s business interests or your performance of your duties for the Company. You represent you are not a party to any agreement with any third party (e.g., a former employer) that would conflict with or unduly restrict your ability to perform your duties to the Company.

8. Protection of Third-Party Information. We also ask that, if you have not already done so, you disclose to the Company any and all agreements relating to your prior employment that may affect your eligibility to be employed by the Company or limit the manner in which you may be employed. It is the Company’s understanding that any such agreements will not prevent you from performing the duties of your position and you represent such is the case. Further, in your work for the Company, you are expected not to make unauthorized use or disclosure of any confidential or proprietary information or materials, including trade secrets, of any former employer or other third party to whom you have an obligation of confidentiality. By signing this Agreement, you represent that you are able to perform your job duties within these guidelines, and you are not in unauthorized possession of any confidential documents or other property of any former employer or other third party. Similarly, you agree not to bring any third-party confidential information to the Company, including that of your former employer, and that in performing your duties for the Company you will not in any way utilize any such information.

9. At-Will Relationship. Your employment is not for any fixed period of time and is terminable at-will. Thus, either you or the Company may terminate your employment relationship at any time, with or without cause or advance notice. If you choose to resign at any time, we ask that you provide the Company with at least two (2) weeks’ advance notice to allow for an orderly transition; and the Company retains discretion to accept such a resignation earlier.

10. Termination.

(a) Term and Termination. The term of this Agreement shall be the period commencing on the Start Date and ending on the date that this Agreement is terminated by either party pursuant to the provisions of this Agreement. Upon the termination of your employment for any reason, the Company shall pay you all of your accrued and unpaid wages earned through your last day of employment (the “Separation Date”). Upon any termination of employment, you shall be deemed to have also resigned from all other positions and offices you hold as an employee, advisor, officer or director with the Company and any of its affiliates, each effective on the Separation Date.

(b) Severance Benefits upon an Involuntary Termination Unrelated to a Change in Control. If you are subject to an Involuntary Termination (that does not occur within the Change in Control Period (as defined below)), and provided that you remain in compliance with the terms of this Agreement (including the conditions described in Section 10(d) below), the Company shall provide you with the following benefits (the “Severance Benefits”):

(i) Cash Severance. The Company shall pay you, as severance, the equivalent of six (6) months of your base salary in effect as of the Separation Date, subject to standard payroll deductions and withholdings (the “Cash Severance”). The Cash Severance will be paid in a continuation on the Company’s regular payroll starting on the first regularly-scheduled payroll date following the sixtieth (60th) day after your Separation from Service, provided the Separation Agreement has become effective.

(ii) Payment of Continued Group Health Plan Benefits. If you are eligible for and timely elect continued group health plan coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985 or any state law of similar effect (“COBRA”) following your Involuntary Termination, the Company will pay your COBRA group health insurance premiums for you and your eligible dependents until the earliest of: (A) six (6) months immediately following the Separation Date, (B) the expiration of your eligibility for continuation coverage under COBRA, or (C) the date when you become eligible for substantially equivalent health insurance coverage in connection with new employment or self-employment (the “COBRA Payment Period”). For purposes of this Section, references to COBRA premiums shall not include any amounts payable by you under a Section 125 health care reimbursement plan under the Code. Notwithstanding the foregoing, if at any time the Company determines, in its sole discretion, that it cannot pay the COBRA premiums without potentially incurring financial costs or penalties under applicable law (including, without limitation, Section 2716 of the Public Health Service Act), then regardless of whether you elect continued health coverage under COBRA, and in lieu of providing the COBRA premiums, the Company will instead pay you on the last day of each remaining month of the COBRA Payment Period, a fully taxable cash payment equal to the COBRA premiums for that month, subject to applicable tax withholdings (such amount, the “Special Severance Payment”), which payments shall continue until the earlier of expiration of the COBRA Payment Period or the date when you become eligible for substantially equivalent health insurance coverage in connection with new employment or self-employment. On the first payroll date following the effectiveness of the Separation Agreement, the Company will make the first payment to the insurer under this clause (and, in the case of the Special Severance Payment, such payment will be to you, in a lump sum) equal to the aggregate amount of payments that the Company would have paid through such date had such payments instead commenced on the Separation Date, with the balance of the payments paid thereafter on the schedule described above. If you become eligible for coverage under another employer’s group health plan, you must immediately notify the Company of such event, and all payments and obligations under this subsection shall cease.

(c) Severance Benefits upon an Involuntary Termination during Change in Control Period. If you are subject to an Involuntary Termination (as defined below) during the Change in Control Period (as defined below), and provided that you remain in compliance with the terms of this Agreement (including the conditions described in Section 10(c) below), the Company shall provide you with the following change in control severance benefits (the “CIC Severance Benefits”):

(i) CIC Cash Severance. The Company shall pay you, as severance, the equivalent of twelve (12) months of your base salary in effect as of the Separation Date, subject to standard payroll deductions and withholdings (the “CIC Cash Severance”). The CIC Cash Severance will be paid in a lump sum on the first regularly-scheduled payroll date following the sixtieth (60th) day after your Separation from Service, provided the Separation Agreement has become effective.

(ii) Payment of Continued Group Health Plan Benefits. If you are eligible for and timely elect continued group health plan coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985 or any state law of similar effect (“COBRA”) following your Involuntary Termination, the Company will pay your COBRA group health insurance premiums for you and your eligible dependents until the earliest of: (A) twelve (12) months immediately following the Separation Date, (B) the expiration of your eligibility for continuation coverage under COBRA, or (C) the date when you become eligible for substantially equivalent health insurance coverage in connection with new employment or self-employment (the “CIC COBRA Payment Period”). For purposes of this Section, references to COBRA premiums shall not include any amounts payable by you under a Section 125 health care reimbursement plan under the Code. Notwithstanding the foregoing, if at any time the Company determines, in its sole discretion, that it cannot pay the COBRA premiums without potentially incurring financial costs or penalties under applicable law (including, without limitation, Section 2716 of the Public Health Service Act), then regardless of whether you elect continued health coverage under COBRA, and in lieu of providing the COBRA premiums, the Company will instead pay you on the last day of each remaining month of the CIC COBRA Payment Period, a fully taxable cash payment equal to the COBRA premiums for that month, subject to applicable tax withholdings (such amount, the “CIC Special Severance Payment”), which payments shall continue until the earlier of expiration of the CIC COBRA Payment Period or the date when you become eligible for substantially equivalent health insurance coverage in connection with new employment or self-employment. On the first payroll date following the effectiveness of the Separation Agreement, the Company will make the first payment to the insurer under this clause (and, in the case of the CIC Special Severance Payment, such payment will be to you, in a lump sum) equal to the aggregate amount of payments that the Company would have paid through such date had such payments instead commenced on the Separation Date, with the balance of the payments paid thereafter on the schedule described above. If you become eligible for coverage under another employer’s group health plan, you must immediately notify the Company of such event, and all payments and obligations under this subsection shall cease.

(iii) Accelerated Vesting. Effective as of the later of the Separation Date or the effective date of the Change in Control, the vesting and exercisability of all outstanding time-based stock options and other time-based equity awards covering the Company’s common stock that are held by you as of immediately prior to the Separation Date shall accelerate vesting in full. For the avoidance of doubt, awards which vest solely or in part upon the achievement of performance conditions are not subject to accelerated vesting under this subsections and vesting acceleration under this subsections is conditioned upon the actual consummation of a Change in Control.

(d) Conditions to Receipt of any Severance Benefits. The receipt of either of the Severance Benefits and the CIC Severance Benefits will be subject to you signing and not revoking a separation agreement and general release of claims in a form reasonably satisfactory to the Company (the “Separation Agreement”) by no later than the sixtieth (60th) day after the Separation Date (“Release Deadline”). No Severance Benefits or CIC Severance Benefits will be paid or provided until the Separation Agreement becomes effective. For the avoidance of doubt, you are only eligible to receive one of either the Severance Benefits or the CIC Severance Benefits and in no event shall you be entitled to receive benefits under both Section 10(b) and Section 10(c). You must also resign from all positions and terminate any relationships as an employee, advisor, officer or director with the Company and any of its affiliates, each effective on the Separation Date.

11. Definitions.

(a) Cause. For purposes of this Agreement, “Cause” for termination means: (a) commission or plea of guilty or nolo contendere to any felony or crime involving dishonesty or moral turpitude; (b) participation in any fraud against the Company; (c) material breach of your duties to the Company; (d) persistent unsatisfactory performance of job duties after written notice from the Company and an opportunity to cure (if deemed curable by the Company in its sole discretion); (e) intentional damage to any property of the Company; (f) misconduct, or other violation of Company policy; (g) breach of this Agreement, the Confidentiality Agreement, or any other written agreement with the Company; or (h) conduct by you which in the good faith and reasonable determination of the Company demonstrates gross unfitness to serve.

(b) Change in Control. For purposes of this Agreement, a “Change in Control” shall mean a Deemed Liquidation Event (as defined in the Company’s Amended and Restated Certificate of Incorporation).

(c) Change in Control Period. For purposes of this Agreement, the “Change in Control Period” means the period commencing on the date of a Change in Control and ending twelve (12) months following a Change in Control.

(d) Code. For purposes of this Agreement, “Code” means the U.S. Internal Revenue Code of 1986 (as it has been and may be amended from time to time) and any regulations and guidance that has been promulgated or may be promulgated from time to time thereunder and any state law of similar effect.

(e) Good Reason. For purposes of this Agreement, you shall have “Good Reason” for resignation from employment with the Company if any of the following actions are taken by the Company without your prior written consent: (a) a material reduction in your Base Salary, which the parties agree is a reduction of at least 10% of your Base Salary (unless pursuant to a salary reduction program applicable generally to the Company’s other executive employees);

(b) a material reduction in your duties (including responsibilities and/or authorities); or (c) relocation of your principal place of employment to a place that increases your one-way commute by more than fifty (50) miles as compared to your then-current principal place of employment immediately prior to such relocation. In order to resign for Good Reason, you must provide written notice to the disinterested members of the Board within 30 days after the first occurrence of the event giving rise to Good Reason setting forth the basis for your resignation, allow the Company at least 30 days from receipt of such written notice to cure such event, and if such event is not reasonably cured within such period, you must resign from all positions you then hold with the Company not later than 30 days after the expiration of the cure period.

(f) Involuntary Termination. For purposes of this Agreement, “Involuntary Termination” means a termination of your employment with the Company pursuant to (i) a termination initiated by the Company without Cause, or (ii) your resignation for Good Reason, and provided such termination constitutes a Separation from Service. An Involuntary Termination does not include any other termination of your employment, including a termination due to your death or disability.

(g) Separation from Service. For purposes of this Agreement, “Separation from Service” means a “separation from service”, as defined under Treasury Regulation Section 1.409A-1(h).

12. Tax Matters.

(a) Withholding. All forms of compensation referred to in this Agreement are subject to reduction to reflect applicable withholding and payroll taxes and other deductions required by law.

(b) Section 409A. It is intended that all of the severance benefits and other payments payable under this Agreement satisfy, to the greatest extent possible, the exemptions from the application of Code Section 409A provided under Treasury Regulations Sections 1.409A 1(b)(4), 1.409A 1(b)(5) and 1.409A 1(b)(9), and this Agreement will be construed to the greatest extent possible as consistent with those provisions, and to the extent not so exempt, this Agreement (and any definitions hereunder) will be construed in a manner that complies with Section 409A. For all purposes of Code Section 409A (including, without limitation, for purposes of Treasury Regulations Sections 1.409A 2(b)(2)(i) and (iii)), your right to receive any installment payments under this Agreement (whether severance payments, reimbursements or otherwise) shall be treated as a right to receive a series of separate payments and, accordingly, each installment payment hereunder shall at all times be considered a separate and distinct payment. Notwithstanding any provision to the contrary in this Agreement, if you are deemed by the Company at the time of your Separation from Service to be a “specified employee” for purposes of Code Section 409A(a)(2)(B)(i), and if any of the payments upon Separation from Service set forth herein and/or under any other agreement with the Company are deemed to be “deferred compensation,” then to the extent delayed commencement of any portion of such payments is required in order to avoid a prohibited distribution under Code Section 409A(a)(2)(B)(i) and the related adverse taxation under Section 409A, such payments shall not be provided to you prior to the earliest of (i) the first date following expiration of the six-month period following the date of your Separation from Service with the Company, (ii) the date of your death or (iii) such earlier date as permitted under Section 409A without the imposition of adverse taxation. Upon the first business day following the expiration of such applicable Code Section 409A(a)(2)(B)(i) period, all payments deferred pursuant to this Paragraph shall be paid in a lump sum to you, and any remaining payments due shall be paid as otherwise provided herein or in the applicable agreement. No interest shall be due on any amounts so deferred. If the severance benefits are not covered by one or more exemptions from the application of Section 409A and the Release Deadline occurs in the calendar year following the calendar year of your Separation from Service, the Separation Agreement will not be deemed effective any earlier than the Release Deadline for purposes of determining the timing of provision of any severance benefits.

(c) Section 280G. If any payment or benefit you will or may receive from the Company or otherwise (a “280G Payment”) would (i) constitute a “parachute payment” within the meaning of Section 280G of the Code, and (ii) but for this sentence, be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then any such 280G Payment pursuant to this Agreement or otherwise (a “Payment”) shall be equal to the Reduced Amount. The “Reduced Amount” shall be either (x) the largest portion of the Payment that would result in no portion of the Payment (after reduction) being subject to the Excise Tax or (y) the largest portion, up to and including the total, of the Payment, whichever amount (i.e., the amount determined by clause (x) or by clause (y)), after taking into account all applicable federal, state and local employment taxes, income taxes, and the Excise Tax (all computed at the highest applicable marginal rate), results in your receipt, on an after-tax basis, of the greater economic benefit notwithstanding that all or some portion of the Payment may be subject to the Excise Tax. If a reduction in a Payment is required pursuant to the preceding sentence and the Reduced Amount is determined pursuant to clause (x) of the preceding sentence, the reduction shall occur in the manner (the “Reduction Method”) that results in the greatest economic benefit for you. If more than one method of reduction will result in the same economic benefit, the items so reduced will be reduced pro rata (the “Pro Rata Reduction Method”).

Notwithstanding the foregoing, if the Reduction Method or the Pro Rata Reduction Method would result in any portion of the Payment being subject to taxes pursuant to Section 409A that would not otherwise be subject to taxes pursuant to Section 409A, then the Reduction Method and/or the Pro Rata Reduction Method, as the case may be, shall be modified so as to avoid the imposition of taxes pursuant to Section 409A as follows: (A) as a first priority, the modification shall preserve to the greatest extent possible, the greatest economic benefit for you as determined on an after-tax basis; (B) as a second priority, Payments that are contingent on future events (e.g., being terminated without Cause), shall be reduced (or eliminated) before Payments that are not contingent on future events; and (C) as a third priority, Payments that are “deferred compensation” within the meaning of Section 409A shall be reduced (or eliminated) before Payments that are not deferred compensation within the meaning of Section 409A.

Unless you and the Company agree on an alternative accounting firm, the accounting firm engaged by the Company for general tax compliance purposes as of the day prior to the effective date of the change in control transaction triggering the Payment shall perform the foregoing calculations. If the accounting firm so engaged by the Company is serving as accountant or auditor for the individual, entity or group effecting the change in control transaction, the Company shall appoint a nationally recognized accounting firm to make the determinations required hereunder. The Company shall bear all expenses with respect to the determinations by such accounting firm required to be made hereunder. The Company shall use commercially reasonable efforts to cause the accounting firm engaged to make the determinations hereunder to provide its calculations, together with detailed supporting documentation, to you and the Company within fifteen (15) calendar days after the date on which your right to a 280G Payment becomes reasonably likely to occur (if requested at that time by you or the Company) or such other reasonable time as requested by you or the Company.

If you receive a Payment for which the Reduced Amount was determined pursuant to clause (x) of the first paragraph of this Section and the Internal Revenue Service determines thereafter that some portion of the Payment is subject to the Excise Tax, you shall promptly return to the Company a sufficient amount of the Payment (after reduction pursuant to clause (x) of the first paragraph of this Section so that no portion of the remaining Payment is subject to the Excise Tax). For the avoidance of doubt, if the Reduced Amount was determined pursuant to clause (y) in the first paragraph of this Section, you shall have no obligation to return any portion of the Payment pursuant to the preceding sentence.

(d) Tax Advice. You are encouraged to obtain your own tax advice regarding your compensation from the Company. You agree that the Company does not have a duty to design its compensation policies in a manner that minimizes your tax liabilities, and you will not make any claim against the Company or the Board related to tax liabilities arising from your compensation. All payments and benefits provided under this Agreement are subject to applicable tax withholdings.

13. General. This Agreement, including the attached exhibit, constitutes the complete, final and exclusive embodiment of the entire agreement between you and the Company with respect to the subject matter hereof. This Agreement is entered into without relying upon any promise, warranty, representation, or agreement, written or oral, other than those expressly contained in this Agreement, and it, along with any agreements relating to proprietary rights between you and the Company, supersedes any other promises, warranties, representations or agreements including, but not limited to, any representations made during your recruitment, interviews or pre-employment negotiations, whether written or oral. Changes in your employment terms, other than those changes expressly reserved to the Company’s discretion in this Agreement, require a written modification signed by a duly authorized officer of the Company. If any provision of this Agreement is determined to be invalid or unenforceable, in whole or in part, this determination will not affect any other provision of this Agreement, and the invalid or unenforceable provision shall be modified to render it valid and enforceable consistent with the intent of the parties insofar as possible under applicable law. A failure to enforce for any period of time any provision of this Agreement shall not be construed as a waiver of such provisions or of the right of such party to enforce each and every such provision. For purposes of construing this Agreement, any ambiguities shall not be construed against any party as the drafter. This Agreement may be executed in counterparts, which shall be deemed to be part of one original, and facsimile signatures shall be equivalent to original signatures. This Agreement shall be construed and interpreted in accordance with the laws of California without reference to conflicts of law principles.

For purposes of federal immigration law, you will be required to provide the Company documentary evidence of your identity and eligibility for employment in the United States. Such documentation must be provided within three (3) business days of your Start Date, or our employment relationship with you may be terminated (which you and the Company agree shall not constitute a termination without Cause). The Company reserves the right to conduct background investigations and/or reference checks on all of its potential employees. Your job offer, therefore, is contingent upon a clearance of such a background investigation and/or reference check, if any. You agree to assist as needed and to complete any documentation at the Company’s request to meet these conditions.

If you wish to accept employment on the terms set forth above, please sign and date this Agreement and complete the enclosed exhibit, and return the fully-executed agreements to me within a week of your receipt of this Agreement. This offer of employment will terminate if it is not accepted, signed, and returned by July 1st, 2024.

We look forward to working with you.

Sincerely,

LATIGO BIOTHERAPEUTICS, INC.

By:	/s/ Desmond Padhi
Name: Desmond Padhi, Pharm.D.
Title:	Interim Chief Executive Officer

I have read and accept this employment offer:

/s/ Nima Farzan
Signature of Nima Farzan

Dated: 5/29/2024

Attachments

Exhibit A: At-Will Employment, Confidential Information, Invention Assignment, and Arbitration Agreement.